PROSPECTUS SUPPLEMENT                       Filed Pursuant to Rule 424(b)(3) of
                                            the Rules and Regulations Under the
(To Prospectus dated June 7, 1999           Securities Act of 1933
and to the Prospectus Supplements
dated July 22, 1999, August 11,
1999, September 3, 1999, October            Registration Statement No. 333-63563
5, 1999, November 12, 1999,
December 28, 1999, February 24,
2000, March 3, 2000, March 30,
2000, April 20, 2000 May 12, 2000,
May 19, 2000, August 4, 2000,
August 16, 2000, September 15,
2000, November 13, 2000, November
16, 2000, December 26, 2000,
January 22, 2001, February 1,
2001, March 1, 2001, April 9,
2001, May 17, 2001, August 16,
2001, October 5, 2001, November
19, 2001 and February 28, 2002




                               INSILCO HOLDING CO.

                                  COMMON STOCK
                        WARRANTS TO PURCHASE COMMON STOCK
                           PAY-IN-KIND PREFERRED STOCK

                        ---------------------------------


RECENT DEVELOPMENTS
-------------------

            Attached hereto and incorporated by reference herein are the Current Reports on Form 8-K of the Company dated March 18, 2002, and filed with the Securities and Exchange Commission (the "Commission"), on March 18, 2002, and dated March 25, 2002, and filed with the Commission on March 25, 2002.


                        ---------------------------------


            This Prospectus Supplement, together with the Prospectus, is to be used by Credit Suisse First Boston Corporation in connection with offers and sale of the above-referenced securities in market-making transactions at negotiated prices related to prevailing market prices at the time of the sale. Credit Suisse First Boston Corporation may act as principal or agent in such transactions.



March 25, 2002

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K



                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         DATE OF REPORT: MARCH 18, 2002



                               INSILCO HOLDING CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




           Delaware                     0-24813                 06-1158291
           --------                     -------                 ----------
(STATE OR OTHER JURISDICTION OF   (COMMISSION FILE NO.)       (IRS EMPLOYER
 INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NUMBER)



                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468

               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                       INCLUDING AREA CODE OF REGISTRANT'S
                          PRINCIPAL EXECUTIVE OFFICES)




================================================================================

ITEM 5.  OTHER EVENTS.

As previously announced, on February 15, 2002, Insilco Technologies, Inc. did not make a scheduled $7.2 million interest payment on its 12% Senior Subordinated Notes due 2007. The Company and its outside advisors utilized the 30-day grace period under the indenture governing the Notes to evaluate strategic alternatives. The 30-day grace period expired on March 18, 2002, resulting in an Event of Default under the indenture as well as a cross-default under the Company's senior secured credit facility. The Company is engaged in ongoing discussions regarding its strategic alternatives with its senior secured lenders and an ad hoc committee of note holders that was recently formed.

The Company reiterated that all of its business units are operating, and will continue to operate, as usual. Moreover, the Company believes that is financial resources currently enable it to pay in a timely manner all the operating and trade obligations associated with conducting its businesses.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      INSILCO HOLDING CO.
                                      ----------------------------------------
                                      Registrant



Date:       March 18, 2002            By: /s/   MICHAEL R. ELIA
                                          ------------------------------------
                                          Michael R. Elia
                                          Senior Vice President, Chief Financial
                                          Officer and Secretary

================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-K



                                 CURRENT REPORT
                       PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         DATE OF REPORT: MARCH 25, 2002




                               INSILCO HOLDING CO.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)




    Delaware                        0-22098                    06-0635844
----------------                  -----------             ----------------------
(STATE OR OTHER                   (COMMISSION                (IRS EMPLOYER
JURISDICTION OF                    FILE NO.)              IDENTIFICATION NUMBER)
 INCORPORATION
OR ORGANIZATION)


                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468
               --------------------------------------------------
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
                       INCLUDING AREA CODE OF REGISTRANT'S
                          PRINCIPAL EXECUTIVE OFFICES)



================================================================================

ITEM 5.  OTHER EVENTS.

Insilco Holding Co.'s press releases issued March 25, 2002 are attached as exhibits and are incorporated herein by reference.




ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS.

         (c) Exhibits.

             EXHIBIT NO.                 DESCRIPTION

             99(a)   Press release of Insilco Holding Co. issued March 25, 2002.

             99(b)   Press release of Insilco Holding Co. issued March 25, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                      INSILCO HOLDING CO.
                                      -------------------------------
                                      Registrant



Date:  March 25, 2002                 By: /s/  MICHAEL R. ELIA
                                          ---------------------------
                                          Michael R. Elia
                                          Senior Vice President, Chief Financial
                                          Officer, Treasurer and Secretary

                                  EXHIBIT INDEX








    EXHIBIT NO.                    DESCRIPTION


      99(a)          Press release of Insilco Holding Co. issued March 25, 2002.

      99(b)          Press release of Insilco Holding Co. issued March 25, 2002.

                                                                   EXHIBIT 99(A)
                                                                   -------------

Excellence in Electronics and
Telecommunications Components                              FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
                                  NEWS RELEASE
--------------------------------------------------------------------------------
INVESTORS: MICHAEL R. ELIA         SR. VICE PRESIDENT & CFO        (614)791-3117
MEDIA:     MELODYE DEMASTUS        MELROSE CONSULTING              (614)771-0860


                INSILCO HOLDING CO. REPORTS Q4 AND FY2001 RESULTS


COLUMBUS, OHIO...MARCH 25, 2002 -- INSILCO HOLDING CO. (OTC BULLETIN BOARD:
INSL) today reported sales anD operating results for its fourth quarter and full year ended December 31, 2001.

The Company reported the following results on a pro forma EBITDA basis to include the results of acquisitions and exclude the results of divestitures as if they occurred at the beginning of the relevant period and to exclude impairment and amortization of goodwill, depreciation, interest, taxes, and nonrecurring items in an effort to provide a better understanding of the changes in its operating results. A complete bridge to reported results is provided in the attached supplemental financial tables.

The Company reported pro forma fourth quarter sales of $51.2 million compared with $103.6 million recorded in last year's fourth quarter. The decline reflects continued weak demand from the Company's primary markets, in particular the telecommunications market. Pro forma EBITDA from ongoing operations for the current quarter was $0.3 million compared with $23.2 million recorded last year, reflecting the weak sales volume.

For the year 2001, the Company reported pro forma EBITDA of $10.1 million, on pro forma sales of $246.1 million, compared to pro forma EBITDA of $90.6 million, on pro forma sales of $433.9 million, reported in the year 2000.

REPORTED RESULTS
The net loss for the Company's current quarter was ($73.3) million compared to a net loss of ($2.9) million recorded a year ago in the fourth quarter. The current fourth quarter results included a goodwill impairment charge of $53.0 million, in accordance with GAAP accounting rule FAS 121 related to asset impairment. The loss available to common shareholders for the fourth quarter of 2001 was ($75.4) million or ($50.33) per diluted share, versus a loss of ($4.7) million, or ($3.14) per diluted share, available to common shareholders for the 2000 fourth quarter.

The net loss for the Company's current full year was ($208.9) million, compared to net income of $57.7 million recorded in 2000. The loss available to common shareholders for full year 2001 was ($217.0) million or ($144.72) per diluted share, versus net income of $50.7 million, or $33.41 per diluted share, available to common shareholders for the year 2000.The year ago full year results included after tax income and gains of $69.5 million from discontinued operations. Full year 2001 results also included the goodwill impairment charge of $150.3 million related to FAS 121.

Insilco Holding Co., through its wholly-owned subsidiary Insilco Technologies, Inc., is a leading global manufacturer and developer of a broad range of magnetic interface products, cable assemblies, wire harnesses, high-speed data transmission connectors, power transformers and planar magnetic products, and highly engineered, precision stamped metal components.

Insilco maintains more than 1.5 million square feet of manufacturing space and has 21 locations throughout the United States, Canada, Mexico, China, Northern Ireland, Ireland and the Dominican Republic serving the telecommunications, networking, computer, electronics, automotive and medical markets. For more information visit our sites at www.insilco.com or www.insilcotechnologies.com.

THE STATEMENTS MADE IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS MAY BE DEEMED FORWARD LOOKING STATEMENTS, AND, AS SUCH, ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING STATEMENTS WITH RESPECT TO: THE FORMATION OF AN AD HOC COMMITTEE OF NOTE HOLDERS, DISCUSSIONS WITH THE NOTE HOLDERS AND SENIOR SECURED LENDERS REGARDING THE COMPANY'S STRATEGIC ALTERNATIVES, CURRENT BUSINESS OPERATIONS AND FINANCIAL RESOURCES, FUTURE PROJECTS, AND THE DEVELOPMENT OF AN APPROPRIATE CAPITAL STRUCTURE. IT IS IMPORTANT TO NOTE THAT RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE RESULTS TO DIFFER MATERIALLY INCLUDE, BUT ARE NOT LIMITED TO THE FOLLOWING: THE COMPANY'S ABILITY TO OBTAIN A CONSENSUAL AGREEMENT AMONG THE STAKEHOLDERS TO A RESTRUCTURING OF ITS CAPITAL STRUCTURE, AND THE TIMING THEREOF, THE MARKET CONDITIONS FOR OUR BUSINESS, AND OTHER FACTORS WHICH COULD NEGATIVELY IMPACT OUR OPERATING RESULTS. FURTHER INFORMATION CONCERNING FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS ARE CONTAINED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS, INCLUDING BUT NOT LIMITED TO THE COMPANY'S REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND SUBSEQUENT REPORTS ON FORM 10-Q. COPIES OF THESE FILINGS MAY BE OBTAINED BY CONTACTING THE COMPANY OR THE SEC.




                            -THREE TABLES TO FOLLOW-

                               INSILCO HOLDING CO.
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)
             (Amounts in millions, except share and per share data)
                                     ACTUAL

                                                            Three Months  Ended        Twelve Months Ended
                                                               December  31,               December 31,
                                                          ----------------------      ----------------------
                                                            2001          2000          2001          2000
                                                          --------      --------      --------      --------
Sales                                                     $   51.2         100.7         246.1         370.8
Cost of sales, excluding depreciation                         44.4          72.6         206.3         266.9
Selling, general and administrative expenses,
   excluding depreciation and amortization                     6.5          13.2          33.1          49.7
Depreciation and amortization expense                          5.0           4.4          20.4          14.8
Goodwill impairment charge                                    53.0            --         150.3            --
Significant legal and professional fees                        0.1           0.2           0.2           0.5
Severance and other                                            3.0           0.6           6.2           1.4
Restructuring charge                                           0.4            --           1.3            --
                                                          --------      --------      --------      --------
   Operating income (loss)                                   (61.2)          9.7        (171.7)         37.5
Interest expense, net                                        (14.8)        (12.0)        (50.5)        (50.5)
Other expense, net                                            (0.3)         (0.7)         (0.3)         (1.0)
                                                          --------      --------      --------      --------
   Loss before income taxes, extraordinary item and
     discontinued operations                                 (76.3)         (3.0)       (222.5)        (14.0)
Income tax benefit                                             3.0           0.3          13.6           5.2
                                                          --------      --------      --------      --------
   Net loss before extraordinary item and
     discontinued operations                                 (73.3)         (2.7)       (208.9)         (8.8)
Extraordinary item                                              --          (0.2)           --          (3.0)
                                                          --------      --------      --------      --------
   Loss before discontinued operations                       (73.3)         (2.9)       (208.9)        (11.8)

Discontinued operations, net of tax:
   Income from operations                                       --            --            --           5.9
   Gain on disposal                                             --            --            --          63.6
                                                          --------      --------      --------      --------
Income from discontinued operations                             --            --            --          69.5
   Net income (loss)                                         (73.3)         (2.9)       (208.9)         57.7
                                                          --------      --------      --------      --------
Preferred stock dividend                                      (2.1)         (1.8)         (8.1)         (7.0)
                                                          --------      --------      --------      --------
   Net income (loss) available to common                  $  (75.4)         (4.7)       (217.0)         50.7
                                                          ========      ========      ========      ========
Earnings (loss) before other income, interest, taxes,
depreciation, amortization, and one-time items            $    0.3          14.9           6.7          54.2
                                                          ========      ========      ========      ========
Capital expenditures                                      $   (1.0)         (3.8)         (6.2)         (9.9)
                                                          ========      ========      ========      ========
Basic Shares                                                 1,499         1,499         1,499         1,517
                                                          ========      ========      ========      ========
Basic income (loss) per share available to common:
Loss from continuing operations                           $ (50.33)        (3.05)      (144.72)       (10.41)
                                                          ========      ========      ========      ========
Basic income (loss) per share                             $ (50.33)        (3.14)      (144.72)        33.41
                                                          ========      ========      ========      ========
Diluted Shares                                               1,499         1,499         1,499         1,517
                                                          ========      ========      ========      ========
Diluted income (loss) per share available to common:
Loss from continuing operations                           $ (50.33)        (3.05)      (144.72)       (10.41)
                                                          ========      ========      ========      ========
Diluted income (loss) per share                           $ (50.33)        (3.14)      (144.72)        33.41
                                                          ========      ========      ========      ========

                               INSILCO HOLDING CO.
          Reconciliation of EBITDA to Reported Operating Income (Loss)
                                   (Unaudited)
                              (Amounts in millions)

                                                         Three Months Ended     Twelve Months Ended
                                                            December 31,            December 31,
                                                         ------------------      ------------------
                                                          2001        2000        2001        2000
                                                         ------      ------      ------      ------
Pro Forma Sales
Custom Assemblies                                        $ 19.9        55.8       108.4       240.9
Precision Stampings                                        13.1        17.9        58.9        78.2
Passive Components                                         18.2        29.9        78.8       114.8
                                                         ------      ------      ------      ------
   Total proforma sales                                    51.2       103.6       246.1       433.9
Pro forma cost of sales, excluding depreciation            44.4        71.4       204.5       305.8
Pro forma selling, general and administrative
   expenses, excluding depreciation and amortization        6.5         9.0        31.5        37.5
                                                         ------      ------      ------      ------
Proforma EBITDA (1) (2)                                     0.3        23.2        10.1        90.6
   Acquisition related charges                               --        (6.2)       (3.4)      (18.2)
   Depreciation and amortization expense                   (5.0)       (4.4)      (20.4)      (14.8)
   Goodwill impairment charge                             (53.0)         --      (150.3)         --
   Significant legal and professional fees                 (0.1)       (0.2)       (0.2)       (0.5)
   Severance and other                                     (3.0)       (0.6)       (6.2)       (1.4)
   Restructuring charges                                   (0.4)         --        (1.3)         --
   Acquired businesses pre-acquisition EBITDA                --        (2.1)         --       (18.2)
                                                         ------      ------      ------      ------
Reported operating income (loss)                          (61.2)        9.7      (171.7)       37.5
                                                         ======      ======      ======      ======

(1) Pro forma results reflect (i) the acquisitions of TAT (February, 2000), Precision Cable (August, 2000) and InNet Technologies (January 2001) and the divestitures of Taylor Publishing and the Automotive Segment, in each case, as if they occurred at the beginning of the relevant period, and (ii) the exclusion of certain non-recurring, non-operating expense items, such as severence and asset writedowns and incentive expenses associated with the acquisitions noted in (i) above.

(2) "EBITDA", which is defined as earnings before interest expense (net), income taxes, depreciation and amortization and non-operating items, is not intended to represent and should not be considered more meaningful than, or an alternative to, operating income, cash flows from operating activities or other measures of performance in accordance with generally accepted accounting principles. EBITDA data are included because we understand that such information is used by certain investors as one measure of an issuer's historical ability to service debt. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies, or used in the Company's debentures, credit or other similar agreements, due to potential inconsistencies in the method of calculation.

                               INSILCO HOLDING CO.
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)
                              (Amounts in millions)


                                                     December 31,   December 31,
                                                        2001           2000
                                                       -------        -------
                                     ASSETS
                                     ------
Current assets:
  Cash and cash equivalents                           $   27.2           28.1
  Receivables, net                                        35.4           63.4
  Inventories, net                                        40.5           58.8
  Current portion of deferred taxes                         --            2.4
  Prepaid expenses                                         2.2            5.4
                                                       -------        -------
       Total current assets                              105.3          158.1

Property, plant and equipment, net                        52.4           58.3
Goodwill, net                                              0.6          121.3
Deferred taxes                                              --            1.1
Other assets and deferred charges                         16.3           17.7
                                                       -------        -------
       Total assets                                    $ 174.6          356.5
                                                       =======        =======


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------
Current liabilities:
  Accounts payable                                     $  15.4           28.7
  Accrued expenses and other                              19.3           34.4
  Accrued interest payable                                 6.4            6.5
  Estimated income taxes                                   3.5            6.9
  Current portion of long-term debt                        5.6            5.2
  Current portion of long-term obligations                 0.9            0.9
                                                       -------        -------
       Total current liabilities                          51.1           82.6

Senior Bank Debt                                         220.9          159.5
12% Senior Subordinated Notes                            119.8          119.8
14% Senior Discount Notes                                109.4           95.1
Other long-term debt                                       0.3            0.5
                                                       -------        -------
  Total long term debt                                   450.4          374.9
Other long-term obligations                               24.7           38.1
Preferred stock                                           55.2           47.1
Stockholders' deficit                                   (406.8)        (186.2)
                                                       -------        -------
       Total liabilities and stockholders' deficit     $ 174.6          356.5
                                                       =======        =======


                                      # # #

                                                                   EXHIBIT 99(B)
                                                                   -------------

Excellence in Electronics and
Telecommunications Components                              FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
                                  NEWS RELEASE
--------------------------------------------------------------------------------
INVESTORS:   MICHAEL R. ELIA       SR. VICE PRESIDENT & CFO       (614)791-3117
MEDIA:       MELODYE DEMASTUS      MELROSE CONSULTING             (614)771-0860


              INSILCO HOLDING CO. BOARD OF DIRECTOR MEMBER RESIGNS

Columbus, Ohio...March 25, 2002 -- Insilco Holding Co. (OTC Bulletin Board:
INSL) today reported that John F. Fort III has resigned from his position as Non-Executive Chairman of the Board, effective immediately. The Company said that its Board of Directors had no intention at the present time to replace Mr. Fort and that the Board is now comprised of three non-executive directors and David A. Kauer, the current Insilco President and CEO.

Insilco Holding Co., through its wholly-owned subsidiary Insilco Technologies, Inc., is a leading global manufacturer and developer of a broad range of magnetic interface products, cable assemblies, wire harnesses, high-speed data transmission connectors, power transformers and planar magnetic products, and highly engineered, precision stamped metal components.

Insilco maintains more than 1.5 million square feet of manufacturing space and has 21 locations throughout the United States, Canada, Mexico, China, Northern Ireland, Ireland and the Dominican Republic serving the telecommunications, networking, computer, electronics, automotive and medical markets. For more information visit our sites at www.insilco.com or www.insilcotechnologies.com.

                                      # # #